SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             -----------------------

                               FFP PARTNERS, L.P.
                                (Name of Issuer)

                  Class A Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                   302 42M 106
                                 (CUSIP Number)
                             -----------------------

                                  Robert Dixon
                         Sutter Capital Management, LLC
                           150 Post Street, Suite 320
                         San Francisco, California 94108
                                 (415) 788-1441
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 October 4, 2001
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ X ].



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                                  SCHEDULE 13D

CUSIP NO.   82488Q-10-1


1.           Name of Reporting Persons

             Robert E. Dixon
             Sutter Capital Management, LLC
             Sutter Opportunity Fund 2, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

             (a)     [ X ]
             (b)     [   ]

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

             Person                                       Source of Funds

             Robert E. Dixon                                   N/A
             Sutter Capital Management, LLC                    N/A
             Sutter Opportunity Fund 2, LLC                    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.           Citizenship or Place of Organization:

                                                        Citizenship or
             Person                                     Place of Organization

             Robert E. Dixon                                  U.S.
             Sutter Capital Management, LLC                   CA
             Sutter Opportunity Fund 2, LLC                   CA

7. Number of Units Beneficially Owned by Each Reporting Person With Sole Voting Power:*

             Robert E. Dixon                                  *
             Sutter Capital Management, LLC                   *
             Sutter Opportunity Fund 2, LLC                522,300


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8.           Unitd Voting Power:*

             Robert E. Dixon                                  *
             Sutter Capital Management, LLC                   *
             Sutter Opportunity Fund 2, LLC                522,300


9.           Sole Dispositive Power*


             Robert E. Dixon                                  *
             Sutter Capital Management, LLC                   *
             Sutter Opportunity Fund 2, LLC                522,300

10.          Unitd Dispositive Power*

             Robert E. Dixon                                  *
             Sutter Capital Management, LLC                   *
             Sutter Opportunity Fund 2, LLC                522,300


* Voting and dispositive power are exercised on behalf of Sutter Opportunity Fund 2, LLC by Sutter Capital Management, LLC, its manager. Robert E. Dixon is the controlling person of Sutter Capital Management, LLC, and thereby controls Sutter Opportunity Fund 2, LLC.

11. Aggregate Amount Beneficially owned by Each Reporting Person*:

             Robert E. Dixon                               522,300
             Sutter Capital Management, LLC                522,300
             Sutter Opportunity Fund 2, LLC                522,300

* All 522,300 Units are directly owned by Sutter Opportunity Fund 2, LLC. Robert
E. Dixon and Sutter Capital Management, LLC are deemed to beneficially own all such Units by virtue of their control of such Units.


12.         Check if the Aggregate Amount of Row (11) Excludes Certain Units
             (See Instructions):  [   ]

13.         Percent of Class Represented by Amount in Row (11)*:

             Robert E. Dixon                               23.4%
             Sutter Capital Management, LLC                23.4%
             Sutter Opportunity Fund 2, LLC                23.4%


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* All 522,300 Units are directly owned by Sutter Opportunity Fund 2, LLC. Robert
E. Dixon and Sutter Capital Management, LLC are deemed to beneficially own all such Units by virtue of their control of such Units.


14.          Type of Reporting Person (See Instructions):

             Person                                          Category

             Robert E. Dixon                                   IN
             Sutter Capital Management, LLC                    OO
             Sutter Opportunity Fund 2, LLC                    OO


Item 1.      Security and Issuer.

             This Schedule relates to Units of the Class A Units of Limited Partnership Interests (the"Units") of FFP PARTNERS, L.P. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 2801 Glenda Avenue; Fort Worth, Texas 76117-4391.

Item 2.      Identity and Background.

             (a)-(c) The persons filing this statement (collectively the "Reporting Persons") are Robert E. Dixon; Sutter Capital Management, LLC; and Sutter Opportunity Fund 2, LLC.

              Robert E. Dixon is the principal owner and manager of Sutter Capital Management, LLC, and Sutter Capital Management, LLC is the manager of Sutter Opportunity Fund 2, LLC. The principal business of the Sutter Opportunity Fund, LLC is the purchase and sale of securities forinvestment purposes. The principal business address for each of the filing persons is 150 Post Street, Suite 320, San Francisco, California 94108.

             Sutter Capital Management, LLC is a California limited liability company formed in 1998 to serve as the manager for Sutter Opportunity Fund 2, LLC and its affiliates. The managing member and controlling interest holder in Sutter Capital Management, LLC is Robert E. Dixon. In July of 1998, Mr. Dixon began buying and selling securities for his own account and that of the entities he controls, and he has principally been engaged in that activity since that date.

             (d)-(e) During the last five years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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             (f)  The  citizenship  or  state  of  organization  of  each of the
Reporting Persons is set forth in item 6 of the cover page of this schedule. Robert Dixon is a United States citizen.

Item 3.      Source and Amounts of Funds or Other Consideration.

             The purchase price for the Units purchased by Sutter Opportunity Fund 2, LLC was paid from its working capital. Total purchase consideration was approximately $427,845.

Item 4.      Purpose of Transaction.

             The Units have been acquired for investment purposes. The Reporting Persons and their affiliates may in the future purchase additional Units for investment purposes. Except as set forth herein, the Units have not been acquired in connection with any plan or proposal of the Reporting Persons which relate to or would result in: (a) any acquisition of additional Units or the disposition of Units; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the issuer or any subsidiary;
(c) a sale or transfer of a material amount of assets of the issuer or any subsidiary; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (j) or any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

             (a) As of the date hereof, each of the Reporting Persons holds the number of Units set forth on the cover page of this schedule.

             (b) Voting and dispositive power are exercised on behalf of Sutter Opportunity Fund 2, LLC by Sutter Capital Management, LLC, the manager of such entity. Robert E. Dixon is the controlling person of Sutter Capital Management, LLC, and thereby controls Sutter Opportunity Fund 2, LLC.

             (c) The Reporting Persons acquired beneficial ownership of the Units in market transactions on the following dates, in the following amount and at the following prices:




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Date     Number of Units            Price per Unit

8/9/01            43,500                     $0.816
8/13/01           10,000                      0.800
8/14/01           46,500                      0.847
8/16/01           39,500                      0.900
8/17/01            9,500                      0.900
8/23/01            2,500                      0.820
8/24/01            4,000                      0.800
8/29/01            9,000                      0.795
9/04/04            1,000                      0.750
9/07/01           27,000                      0.828
9/19/01            3,000                      0.840
9/20/01            9,000                      0.840
9/21/01           14,000                      0.840
9/26/01            1,500                      0.896
10/02/01           7,000                      0.744
10/03/01          14,000                      0.756
10/04/01          40,000                      0.800
10/05/01           2,000                      0.790
10/08/01          40,000                      0.790
10/24/01          15,000                      0.800
10/25/01          14,000                      0.800
10/31/01          10,000                      0.790
11/07/01           4,000                      0.800
11/13/01           5,000                      0.770
11/21/01          19,000                      0.800
11/30/01          20,000                      0.820
12/10/01          24,000                      0.815
12/11/01             600                      0.790
12/12/01           4,000                      0.790
12/17/01           9,000                      0.800
12/17/01           1,000                      0.790
12/27/01           3,900                      0.800
1/03/02            2,700                      0.790
1/16/02              100                      0.800
2/05/02           25,000                      0.798
2/06/02           20,000                      0.825
3/19/02           22,000                      0.840
            ------------
                 522,300

Until December 30, 2001, Units were held by Sutter Opportunity Fund 2, LLC and Kristen A. Dixon, an individual and Robert E. Dixon's wife. On that date, Sutter Opportunity Fund 2, LLC acquired all of Ms. Dixon's beneficial interest in Units at cost.


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


         The issuer restricts ownership of Units by any one person to not more than 5% of the outstanding Units. In a meeting between the Company and the Reporting Persons in December 2001, and several subsequent telephonic discussions, the Reporting Persons requested a waiver of this restriction in connection with a potential private placement of the Company's securities with the Reporting Persons, but the issuer has to date declined to provide such a waiver, and no such private placement is currently contemplated. The Reporting Persons are reviewing alternative courses of action and are contemplating a distribution in kind to the members of Sutter Opportunity Fund 2, LLC. In such event, no one person receiving such a distribution of Units would own more than 5% of the outstanding Units, and, as none of the members of Sutter Opportunity Fund 2, LLC are under the direct or indirect control of any Reporting Person, no Reporting Person would hold beneficial ownership or direct or indirect control of voting or disposition of 5% or more of the Units upon completion of such distribution.

             (d) Not applicable. However, the members of Sutter Opportunity Fund 2, LLC have an interest in the assets, profits and losses of such entity, and thus an indirect interest in the Units. See also the discussion under Item 5(c) above.

             (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See the discussion under Item 5(c) above.

Item 7.      Material to be Filed as Exhibits.

             None

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:        May 31, 2002

/s/ROBERT DIXON
Robert Dixon

SUTTER CAPITAL MANAGEMENT, LLC

By:          /s/ ROBERT DIXON
             Robert Dixon, Manager

SUTTER OPPORTUNITY  FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager



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